

May 2, 2013

Via Email
Mr. Chia Hsun Wu
Chief Executive Officer
Uni Core Holdings Corporation
Room 1207, Bank of America Tower
12 Harcourt Road
Central, Hong Kong

> **Re:** **Uni Core Holdings Corporation**
> **Form 10-K for fiscal year end June 30, 2012**
> **Filed October 15, 2012**
> **Form 10-Q for the quarterly period ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 000-30430**

Dear Mr. Wu:

We issued comments to you on the above captioned filings on March 5, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 17, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 if you have any questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via Email
Paul David Marotta, Esq.
The Corporate Law Group